Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

October 29, 2008

Securities and Exchange Commission

Via EDGAR

Re:

MCT Holding Corporation

Form 10-12G

Amended October 22, 2008

File No. 000-53390

Dear Ladies and Gentlemen:

This letter is in response to your comment letter dated October 23, 2008, regarding the above referenced filing:

Critical Accounting Policies, page 12.

Comment 1.

We note your response to prior comment 1.  It remains unclear to us how continuing revenues can sustain the value of your reporting unit and the recoverability of goodwill.  In this regard, we note that you continue to incur operating losses and negative cash flows from operations which are indicative of an impairment condition.  Tell us what the fair value of your reporting unit was as of December 31, 2007, and disclose the method and assumptions that you used to determine fair value.  Refer to paragraphs 23 and 25 of SFAS 142.

Response 1.

As discussed in a telephone conversation between Grant Hardy, CPA, on the Company’s behalf, and Kathryn Jacobson, Staff Accountant with the Securities and Exchange Commission, the following information is provided in answer to SEC comment No. 1 above, but no changes are being made to the Form 10 Registration Statement, as amended, as all required disclosures have already been made, as discussed in that telephone conversation.

The Company performed a test for possible impairment of its goodwill following the guidelines of SFAS 142.  The valuation method was based on using a multiple of 2 to 3 times annual revenue.  This method gave an approximate valuation of $160,000 to $240,000 for the Company at December 31, 2007, which exceeded the carrying value of the sole operating unit.  Revenues were $80,099 for 2007 and $83,829 for 2006.  Subsequent revenues for the three months ended March 31, 2008, were $20,942 and year to date revenues through June 30, 2008, were $42,839.  Management also considered other factors which might have an impact on the market value of the Company, including its plans to register with the Securities and Exchange Commission and its history of losses.  Because the estimated fair value of the Company (sole reporting unit) exceeds the carrying value of the sole reporting unit, no impairment is required for 2007.

In accordance with SFAS 142, Management will again perform this test for possible impairment at least annually.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

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